As filed with the Securities and Exchange Commission on June 28, 2004
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003


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                        A. Full title of the plan and the
                              address of the plan:


                 BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
BOK Financial Thrift Plan for Salaried Employees
As of December 31, 2003 and 2002, and for the Year Ended December 31, 2003

                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2003 and 2002,
                    and for the Year Ended December 31, 2003


                                    Contents

Report of Independent Registered Public Accounting Firm.................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statement of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements...........................................4

Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year)...........10

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
June 25, 2004

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits

                                                              December 31
                                                        2003                2002
                                                   ---------------------------------
 Assets
 Investments:
    BOKF Common Stock                              $  17,977,036     $   14,066,002
    American Performance Funds:
      Growth Equity Fund                               3,271,979          2,023,730
      Equity Fund                                      6,444,261          4,437,892
      Cash Management Fund                             5,903,244          6,709,467
      Intermediate Bond Fund                           7,071,168          6,940,638
    SEI Funds:
      Stable Asset Fund                               10,199,658          8,932,520
    American Advantage Funds:
      International Equity Fund                        3,179,104          1,490,287
    AIM Balanced Fund                                          -          1,246,268
    American Balanced Fund                             2,455,611                  -
    Neuberger and Berman Genesis Trust Fund           14,334,649          8,983,305
    Dodge and Cox Stock Fund                           8,435,835          4,461,154
    Vanguard Institutional Index                      19,010,305         13,830,288
    Self-directed common stocks                          403,493            174,484
    Self-directed registered investment companies        847,134            588,415
    Participant loans                                  3,338,896          3,215,786
                                                   ---------------------------------
  Total investments                                   102,872,373         77,100,236

 Cash                                                    513,786            477,407
 Accrued interest receivable                              93,202             81,327
 Due from broker                                          79,832              7,215
                                                   ---------------------------------
  Total assets                                        103,559,193         77,666,185

 Liabilities
 Due to broker                                           550,519            450,871
                                                   ---------------------------------
  Net assets available for benefits                $  103,008,674       $ 77,215,314
                                                   =================================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


 Additions
 Investment income:
    Interest and dividends                                      $   1,559,155
    Net appreciation in fair value of investments                  15,253,365
                                                               ----------------
                                                                   16,812,520

 Contributions:
    Employee                                                        8,964,890
    Employer                                                        3,374,949
    Rollovers                                                       1,553,115
                                                               ----------------
                                                                   13,892,954

 Total additions                                                   30,705,474

 Deductions
 Benefit payments                                                   4,908,920
 Administrative expenses                                                3,194
                                                               ----------------
                                                                    4,912,114

 Net increase                                                      25,793,360
 Net assets available for benefits, at beginning of year           77,215,314
                                                               ----------------
 Net assets available for benefits, at end of year              $ 103,008,674
                                                               ================

See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2003


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a 401(k) defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). Effective April 1, 2003, an eligible employee may enter the plan monthly following the date the employee is credited with one full month of service. Additionally, as of April 1, 2003, all new eligible employees are automatically enrolled in the Plan at a three percent contribution rate unless the employee designates on the enrollment form not to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 100 percent of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 5 percent of each participant's compensation, however, the combination of pre-tax and after-tax contributions cannot be more than 100% of compensation (as defined by the plan). Participants may elect investment in any of ten mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2003, the entire matching contribution of $3,374,949 was made in cash.

                BOK Financial Thrift Plan for Salaried Employees

1. Description of Plan (continued)

For 2003, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to five percent of compensation, based on each participant's years of service as follows:

              Years of Service                         Matching Percentage
----------------------------------------------- -------------------------------

Less than four years                                           40%
At least four, but less than ten years                         60%
At least ten, but less than fifteen years                      80%
Fifteen or more years                                         100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2003.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100 percent vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant's account. Interest rates range from
4.00 percent to 13.00 percent. Repayment is made by payroll withholdings.

Payment of Benefits

A participant who terminates employment with a vested account balance of less than $5,000 excluding rollover contributions will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000 excluding rollover contributions, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2003, forfeitures of $29,563 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks and registered investment companies, which are paid by the participants.

Investment Valuation and Income Recognition

Shares of registered investment companies and common stocks are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2003, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices for BOKF Common Stock and common stocks and published market prices for registered investment companies as follows:

                                                           Net Appreciation
                                                            in Fair Value
                                                            of Investments
                                                         -------------------
        BOKF Common Stock                                 $      3,339,725
        Registered investment companies                         11,603,250
        Self-directed common stocks                                114,760
        Self-directed registered investment companies              195,630
                                                         --------------------
                                                          $     15,253,365
                                                         ====================

The fair values of individual investments that represent five percent or more of the Plan's net assets are separately identified in the financial statements.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                    December 31
                                            2003                  2002
                                    --------------------- --------------------

Net assets available for benefits
   per the financial statements      $    103,008,674      $     77,215,314
Less: Benefits payable                     (1,012,374)               (8,755)
                                    --------------------- --------------------
Net assets available for benefits
  per the Form 5500                  $    101,996,300      $     77,206,559
                                    ===================== ====================

                                                            Year ended
                                                           December 31,
                                                               2003
                                                       -------------------

 Benefit payments per the financial statements          $      4,908,920
 Add: benefits payable at end of year                          1,012,374
 Less: benefits payable at beginning of year                      (8,755)
                                                       -------------------
 Benefit payments to participants per the Form 5500     $      5,912,539
                                                       ===================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

                              Supplemental Schedule

                BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003


                                                                  (c)
                          (b)                          Description of Investments,               (e)
                  Identity of Issuer,                 Including Maturity Date, Rate            Current
 (a)      Borrower, Lessor, or Similar Party          of Interest, or Maturity Value            Value
 -------------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                    BOKF Common Stock                       $      17,977,036

  *  American Performance Funds                   Growth Equity Fund                              3,271,979
                                                  Equity Fund                                     6,444,261
                                                  Cash Management Fund                            5,903,244
                                                  Intermediate Bond Fund                          7,071,168

     SEI Funds                                    Stable Asset Fund                              10,199,658

     American Advantage                           International Equity Fund                       3,179,104

     American                                     Balanced Fund                                   2,455,611

     Neuberger and Berman                         Genesis Trust Fund                             14,334,649

     Dodge and Cox                                Stock Fund                                      8,435,835

     Vanguard                                     Institutional Index                            19,010,305

     Self-directed common stocks and registered   Common stocks and registered
     investment companies                         investment companies                            1,250,627

  *  Participant loans                            Interest rates ranging from 4.00
                                                     percent to 13.00 percent                     3,338,896
                                                                                        ----------------------
                                                                                          $     102,872,373
                                                                                        ======================

*Indicates Party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant directed.

         Exhibit Number       Description of Exhibit

         23.0                 Consent of independent auditors




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               BOK FINANCIAL THRIFT PLAN FOR SALARIED
                               EMPLOYEES

Date:  June 28, 2004           By:  /s/ Gregg Jaynes
       ----------------             ------------------------------------
                                    Gregg Jaynes
                                    Vice President,
                                    Manager of Corporate Compensation
                                    BOK Financial Corporation